SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)
[XX]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the transition period from ___to ___

Commission File Number 1-5846

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Liberty Corporation Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE LIBERTY CORPORATION

(Exact name of Registrant as specified in its charter)

South Carolina	57-0507055
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

     Post Office Box 502, 135 South Main Street, Greenville, S. C. 29601

(Address of principal executive offices)    (Zip Code)

Registrant’s telephone number, including area code    (864) 241-5400

REQUIRED INFORMATION

A. Financial Statements

Report of Independent Registered Public Accounting Firm	9

Statements of Net Assets Available for Benefits	10

Statements of Changes in Net Assets Available for Benefits	11

Notes to Financial Statements	12

B. Exhibits

23.1	Consent of Independent Registered Public Accounting Firm	21

99.1	Second Amendment to The Liberty Corporation Retirement and Savings Plan
	As Amended and Restated Effective January 1, 2002	22

99.2	Third Amendment to The Liberty Corporation Retirement and Savings Plan
	As Amended and Restated Effective January 1, 2002	29

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Liberty Corporation Retirement and Savings Plan

(Name of Plan)

The Liberty Corporation	Date: June 29, 2004

(Registrant/Issuer)

/s/ Howard L. Schrott

Howard L. Schrott Chief Financial Officer

/s/ Martha G. Williams

Martha G. Williams Vice President, General Counsel and Secretary

Item 1. Plan History

Plan Amended and Restated.

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers’ 401(k) Thrift Plan merged with The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust (for all applicable Cosmos Broadcasting Corporation participants). The merged plan was renamed The Cosmos Broadcasting Corporation Retirement and Savings Plan. The merged plan provides expanded investment selections and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible Cosmos employees of the predecessor plan. During the Plan year 2000, for the period January 1, 2000 — October 31, 2000, the Plan covered only employees of Cosmos Broadcasting Corporation, Cablevantage, Inc., and SuperCoups USA, Inc. that had completed 1,000 hours of service in a calendar year or in the first 12 months of employment. Effective November 1, 2000, the Plan covers employees of The Liberty Corporation and Special Services Corporation that met the years of service requirement also. Effective on January 1, 2002, the Plan changed its name to The Liberty Corporation Retirement and Savings Plan, and the Plan sponsor was changed to The Liberty Corporation, the parent company of Cosmos Broadcasting Corporation.

Item 2. Changes in Investment Policy

None.

Item 3. Contributions Under the Plan

Employer’s Pretax Contributions

Contributions under the Plan by The Liberty Corporation, Cosmos Broadcasting Corporation, Cablevantage, Inc., and Special Services Corporation (the “Company”) are measured by reference to the employees’ contributions, which may be on a pre-tax or after-tax basis. Employer matching contributions are made only on pre-tax employee contributions in accordance with a formula set each year by the Company’s Board of Directors. During 2003, the Company contributed an amount equal to 100% of a participant’s pre-tax contribution, up to a maximum of 3% of the participant’s compensation.

Employer pre-tax matching contributions totaling $1,666,000 from January 1, 2003 to December 31, 2003 were credited to the accounts of participating employees of the Company.

Employer’s Discretionary Contributions

In addition to making a matching pre-tax contribution, The Liberty Corporation may make a separate discretionary contribution at the discretion of the Company’s Board of Directors. If the Company elects to make a discretionary profit sharing contribution, it will be allocated among all participants who (1) are employed by the Company ( not including Cablevantage, Inc.) at the end of the applicable year and are credited with at least 1,000 hours of service for that year or (2) retire, die or become disabled during the applicable year. This allocation will be made after the end of the applicable year and will be based on each participant’s compensation relative to the total compensation of all eligible participants (without regard to the participant’s voluntary contributions).

Employer discretionary contributions totaling $3,134,000 in 2003, were credited to the accounts of participating employees.

Item 4. Participating Employees

There were 1,669 enrolled participants in the Plan as of December 31, 2003.

Item 5. Administration of the Plan

(a)	Parties responsible for the administration of the Plan are: (1) the Board, (2) the Employee Benefits Committee, (3) the Investment Committee, (4) the Trustee, (5) the Investment Managers, and (6) the Plan Administrator.

The Board is comprised of the Board of Directors of Liberty. The Board has the power to amend or terminate the Plan, to appoint and remove the Trustee, the Plan Administrator, Committees to administer and operate the Plan and the members of those Committees and to determine amounts The Liberty Corporation will contribute to the Plan.

The Employee Benefits Committee is responsible for the administration and operation of the Plan, except as to responsibilities that have been specifically assigned to the Board, the Investment Committee, the Trustee, the Investment Managers, or the Plan Administrator. Present members of the Employee Benefits Committee are employed by the Company and include the following:

Mary Anne Bunton, Chair
Frank Carlisle
Jonathan Norwood
Melbourne Stebbins

The Investment Committee is responsible for choosing which funds are available as investment choices, establishing the funding policy for the Plan, monitoring the Trustee’s performance in light of that policy and appointing Investment Managers to manage some or all of the Plan’s assets. Present members of the Investment Committee are employed by the Company and include the following:

Howard Schrott, Chair
Mary Anne Bunton
Guy Hempel

The Trustee is responsible for the management, investment, and control of the assets of the Trust established by the Plan, and for the disbursements of benefits therefrom, except to the extent that the Trustee may be relieved of investment responsibility by the appointment of an Investment Manager or by direction of the Investment Committee. The present Trustee is Amvescap National Trust Company, 1201 Peachtreet Street, N.E., 400 Colony Square, Suite 2200, Atlanta, Georgia 30361. Neuberger Berman, LLC is the Investment Manager of the Neuberger & Berman Common Stock Fund. Neuberger Berman, LLC’s address is 605 Third Avenue, New York, New York 10158-3698.

The Plan Administrator is The Liberty Corporation. Currently, the Employee Benefits Committee is designated to act on behalf of The Liberty Corporation as the Plan Administrator. This committee is currently responsible for the daily administration and operational functions of the Plan, including filing all reports with governmental agencies, determining initial eligibility, providing Plan participants with information and reports required by law, maintaining all required records, interpreting the provisions of the Plan and settling disputes over the rights of employees, participants and beneficiaries. Amvescap Retirement, Inc. assists the Plan Administrator with certain administrative services, including recordkeeping.

Item 5. Administration of the Plan (continued)

(b)	For the year ended December 31, 2003, expenses for administration of the Plan were approximately $472,000, which included fees and expenses of the Trustee (Amvescap National Trust Company), one of the Investment Managers (Neuberger Berman, LLC), the plan consultant (Aon Investment Consulting), the recordkeeper (Amvescap Retirement, Inc.), and the external auditor (Ernst & Young LLP). These expenses were incurred and paid out of the assets of the Plan.

Item 6. Custodian of Investments

(a)	Amvescap Retirement, Inc., 1201 Peachtree Street, N.E., 400 Colony Square, Suite 2200, Atlanta, Georgia 30361.

(b)	The Trustee, Amvescap National Trust Company, and the recordkeeper, Amvescap Retirement, Inc. received $227,000 in total during the year ended December 31, 2003.

(c)	No bond was furnished by Amvescap Retirement, Inc., the custodian of the Plan.

Item 7. Reports to Participating Employees

Each Plan participant receives a quarterly statement showing the balance in his Plan account (including a breakdown of the amounts invested in each investment fund offered), amounts contributed by him and by his Employer, dividends, interest and other gains credited to his account, any amounts forfeited or otherwise charged against his account, and additional shares purchased if the employee has elected to have some or all of his and his Employer’s contributions invested in the Company’s stock ( these shares of stock are reported in units). These individualized reports, a copy of the proxy statement and a copy of the summary annual report are the reports that were distributed to Plan participants during the year ended December 31, 2003.

Item 8. Investment of Funds

(a)	For the period January 1, 2003 to December 31, 2003, employee contributions and matching Employer contributions could be invested in the following funds available for investment under the Plan:

Name of Fund	Description of Fund

The Liberty Corporation Stock Fund	A fund which invests solely in Common Stock of The Liberty Corporation.

Invesco Stable Value Trust Fund	A fund which invests in money market instruments.

Neuberger & Berman Common Stock Fund	A fund which invests in common stocks of medium and large companies.

Vanguard Total Bond Market Index Fund	A fund which invests in bond-related securities.

Loomis Sayles Bond Fund	A fund which invests at least 65% in investment-grade debt securities, but may invest remaining balance in some securities rated BBB or lower.

Invesco 500 Index Trust Fund	A fund which invests assets in companies comprising the Standard & Poor’s 500 Index. This fund is seeking total return comparable to Standard and Poor’s 500 Index.

Invesco Structured Small Cap Value Trust Fund	A fund which invests in equity securities. This fund is designed to outperform the Russell 2000 Small Cap Value Index over time by using a proprietary stock selection model and to control risk by having an overall risk profile that is similar to the index.

Invesco Core Balanced Trust Fund	A fund which consists of three key components: an underlying equity fund, an underlying fixed income fund and an asset allocation methodology. This fund seeks to achieve a high total return through capital appreciation and current income.

Invesco Small Company Growth Fund	This fund invests at least 65% of assets in equities of companies with market capitalizations of less than $1 billion. This fund may invest up to 25% of assets in foreign securities; American Depository Receipts are not subject to this limit.

Dodge & Cox Stock Fund	This fund invests at least 65% of assets in common stocks of companies with financial strength and sound economic background on a long-term basis.

American Funds Growth Fund	This fund invests at least 65% of assets in common stocks and convertible securities in a wide range of companies. It also invests up to 15% in foreign securities and up to 10% in debt securities rated below investment grade.

Item 8. Investment of Funds (continued)

Name of Fund	Description of Fund

American Century Equity Income Advisor Fund	This fund invests at least 85% in income-producing securities and at least 65% in equities. This fund invests in companies with a favorable dividend-paying history and potential for increased dividend-paying ability. This fund may invest up to 25% of assets in foreign debt and equity securities.

One Group Mid Cap Growth Fund	This fund invests at least 80% in equity securities. This fund seeks established companies with a history of above-average growth and those expected to enter periods of above-average growth. This fund also seeks smaller companies positioned in emerging growth industries.

Putnam International Growth Fund	This fund seeks long-term capital appreciation and normally invests at least 65% of assets in equity securities of companies located outside of the United States. May invest in companies of any size that it believes are in a strong growth trend or are undervalued. May invest in both developed or emerging markets. (This fund will be replaced by American Funds Europacific Growth Fund effective January 2, 2004.)

For the two years ended December 31, 2003, there were brokerage commissions paid by the Plan out of the Neuberger & Berman Common Stock Fund.

(b)	No brokerage transactions effected for the Plan during the year ended December 31, 2003, were directed to brokers because of research services provided.

Item 9. Financial Statements and Exhibits

		Page No.
(a)	Financial Statements
	Report of Independent Registered Public Accounting Firm	9

	Statements of Net Assets Available for Benefits	10

	Statements of Changes in Net Assets Available for Benefits	11

	Notes to Financial Statements	12

(b)	Exhibits

	23.1 Consent of Independent Registered Public Accounting Firm	21

	99.1 Second Amendment to The Liberty Corporation Retirement and Savings Plan As
	Amended and Restated Effective January 1, 2002	22

	99.2 Third Amendment to The Liberty Corporation Retirement and Savings Plan As
	Amended and Restated Effective January 1, 2002	29

Report of Independent Registered Public Accounting Firm

Administrative Committee of The Liberty
  Corporation Retirement and Savings Plan
The Liberty Corporation

We have audited the accompanying statements of net assets available for benefits of The Liberty Corporation Retirement and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

June 4, 2004

The Liberty Corporation
Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
	(In thousands)
Assets
Investments:
Mutual Funds	$55,917	$41,925
Collective Trust Funds	41,602	31,670
Participant Loans	1,293	1,041

Total investments	98,812	74,636

Employer contributions receivable	3,134	2,566
Other receivable	6	—

Total assets	101,952	77,202

Liabilities
Accrued expenses	11	66

Total liabilities	11	66

Net assets available for benefits	$101,941	$77,136

See accompanying notes.

The Liberty Corporation
Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
	(In thousands)
Additions:
Investment income (loss):
Interest and dividends	$1,423	$1,279
Net appreciation (depreciation) in fair value of investments	14,256	(11,855)

Total investment income (loss)	15,679	(10,576)

Contributions:
Participants	3,644	2,920
Employer	4,801	4,107

	8,445	7,027

Other income	13	—

Total additions	24,137	(3,549)

Deductions:
Benefits paid directly to participants	3,185	4,696
Administrative expenses	472	507

Total deductions	3,657	5,203

Net increase (decrease) prior to transfers	20,480	(8,752)

Transfer from the TV-3, Inc. Savings Plan	4,325	—

Net increase (decrease)	24,805	(8,752)

Net assets available for benefits:
Beginning of year	77,136	85,888

End of year	$101,941	$77,136

See accompanying notes.

The Liberty Corporation
Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003

1.	Description of Plan

On January 1, 2002, the Plan changed its name from The Cosmos Broadcasting Corporation Retirement and Savings Plan to The Liberty Corporation Retirement and Savings Plan (the “Plan”), and the Plan sponsor was changed to The Liberty Corporation, the parent company of Cosmos Broadcasting Corporation. The following description of The Liberty Corporation Retirement and Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective November 1, 2000, the Plan covers all employees of The Liberty Corporation and subsidiaries who have completed 1,000 hours of service in a calendar year or in the first 12 months of employment. The Liberty Corporation and Cosmos Broadcasting Corporation are hereinafter referred to as the “Company” or “Employer.”

Contributions

Participation in the 401(k) portion of the Plan is voluntary. Each year participants may contribute in whole percentages between 1% and 13% of their compensation on either a pre-tax or after-tax basis, or a combination of both, through payroll deductions. The Plan uses a “negative election” policy. If an employee fails to make any deferral election, including an election not to make elective deferrals, is automatically enrolled in the Plan at a deferral rate of 3%. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes as a match up to 3% of each participant’s annual compensation. The annual matching percentage may be changed by resolution of the Board of Directors of the Company, effective at the beginning of any plan year (January 1). The Company may contribute discretionary contributions equal to amounts authorized by the Board of Directors to the profit-sharing portion of the Plan. For the 2003 Plan year, the Company made a discretionary contribution in cash of $1,493,000 and 32,280 shares of common stock of The Liberty Corporation with a fair market value of $1,641,000 ($50.84 per share) on March 12, 2004. For the 2002 Plan year, the Company made a discretionary contribution in cash of $1,063,000 and 38,408 shares of common stock of The Liberty Corporation with a fair market value of $1,503,000 ($39.14 per share) on March 5, 2003. The discretionary contributions were allocated to the accounts of participating employees.

Upon enrollment, a participant may direct employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options daily.

The Liberty Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Prior to January 1, 2002, amounts credited to a participant’s employer matching and discretionary account vested based on the total number of years of service (as defined under the Plan) with the Company or its related employers as follows:

Number of Years	Percentage
of Service	of Vesting
Less than 3 years	—
3 years	25%
4 years	50%
5 years	75%
6 years	100%

In addition, amounts credited to a participant’s employer matching accounts and discretionary accounts are fully vested upon termination of employment due to a participant’s death, total disability or retirement at his or her 65th birthday.

The Liberty Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Effective January 1, 2002, the Company amended the vesting schedule under the Plan. The amended schedule is as follows:

Number of years	Percentage
of Service	of Vesting
Less than 2 years	—
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

All amounts credited to the participant’s account (before tax or after tax) and all vested amounts credited to the employer’s matching and discretionary accounts are distributable upon termination in the form of a lump sum or installment payments.

Forfeited accounts

Forfeitures of non-vested balances in employer accounts of approximately $148,000 in 2003 and $441,000 in 2002 were used to reduce employer contributions. There were no unallocated forfeitures at December 31, 2003 and 2002, respectively.

The Liberty Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Reversion to Special Fund

The Cosmos Broadcasting Corporation Pension Plan and Trust Agreement for Technicians was terminated during 1992. In 1993, twenty-five percent (25%) of the excess assets were reverted to a special fund within the Plan. The reversion is to be allocated to the accounts of those participants who were active participants in the pension plan upon its termination. An allocation of approximately $0 and $5,000 of the reversion was made during 2003 and 2002, respectively. The final reversion was completed for 2002. There are no future reversions to be made.

Trust to Trust Transfer

Effective January 1, 2003, the TV-3, Inc. Savings Plan was merged into The Liberty Corporation Retirement and Savings Plan and accordingly $4,325,000 was transferred to the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

The Liberty Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Plan’s investments are held in The Liberty Corporation Retirement and Savings Plan and Trust (the “Trust”) (formerly The Cosmos Broadcasting Corporation Retirement and Savings Plan and Trust). The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies and collective trust funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3.	Investments

The Trust holds the investments of Plan participants employed by The Liberty Corporation, Cosmos Broadcasting Corporation, Cablevantage, Inc., Special Services Corporation, and SuperCoups USA, Inc.

The Liberty Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

3.	Investments (continued)

The Plan’s investments (including investments purchased, and sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended December 31
	2003	2002
	(In thousands)
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
Mutual funds	$8,713	$(8,382)
Collective trust funds	5,543	(3,473)

Net appreciation (depreciation) in fair value of investments	$14,256	$(11,855)

Investments that represent 5% or more of fair value of the Plan’s net assets at December 31 are as follows:

	2003	2002
	(In thousands)
Invesco 500 Index Trust Fund 395,109 units and 390,302 units, respectively	$11,055	$8,485
Invesco Structured Small Cap Value Trust Fund 87,382 units and 85,595 units, respectively	7,205	4,765
Invesco Stable Value Trust Fund 18,968,092 units and 15,310,369 units, respectively	18,968	15,310
Neuberger & Berman Common Stock Fund 1,984,370 units and 2,097,500 units, respectively	27,682	24,436
The Liberty Corporation Stock Fund 539,829 units and 443,055 units, respectively	6,634	4,599
Vanguard Total Bond Market Index Fund 516,841 units and 562,495 units, respectively	5,329	5,839

The Liberty Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

4.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 20, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.	Transactions with Parties-In-Interest

The Plan received dividends of approximately $132,000 in 2003 and $88,000 in 2002 from The Liberty Corporation. The Plan’s investment in The Liberty Corporation’s stock totals approximately $6,634,000 and $4,599,000 at December 31, 2003 and 2002, respectively.

6.	Plan Amendments

On December 11, 2003, the Plan was amended to provide for catch-up contributions and clarify the manner in which forfeitures are used. The Plan was also amended to comply with recently finalized regulations under Internal Revenue Code section 401(a)(9), which requires certain minimum distributions.

The Liberty Corporation
Retirement and Savings Plan

EIN: 57-0507055 Plan Number: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

		(c) Description of
		Investment Including
		Maturity Date, Rate of
		Interest, Collateral,
(a)	(b) Identity of Issue	Par or Maturity Value	(d) Cost	(e) Current Value
*	Invesco Stable Value Trust Fund	Collective Trust Fund
	18,968,092 units		$18,968,092	$18,968,092

*	Vanguard Total Bond	Mutual Fund
	Market Index Fund
	516,841 units		5,261,945	5,328,626

*	Loomis Sayles Bond	Mutual Fund
	Fund
	284,829 units		3,402,128	3,793,929

*	Invesco Core	Collective Trust Fund
	Balanced Trust Fund
	443,529 units		4,056,109	4,373,194

*	Invesco 500	Collective Trust Fund
	Index Trust Fund
	395,109 units		10,990,802	11,055,162

	Neuberger & Berman	Separately Managed
	Common Stock Fund	Fund
	1,984,370 units		29,000,588	27,681,965

*	American Century	Mutual Fund
	Equity Income
	Advisor Fund
	69,349 units		484,472	539,533

*	American Funds	Mutual Fund
	Growth Fund
	165,410 units		3,249,523	4,059,168

The Liberty Corporation Retirement and Savings Plan
EIN: 57-0507055 Plan Number: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
		Interest, Collateral, Par
(a)	(b) Identity of Issue	or Maturity Value	(d) Cost	(e) Current Value
*	Dodge & Cox Common	Mutual Fund
	Stock Fund
	33,226 units		$3,129,810	$3,780,436

*	One Group Mid Cap	Mutual Fund
	Growth- Class A Fund
	59,862 units		1,040,463	1,239,143

*	Invesco Structured	Collective Trust Fund
	Small Cap Value Trust
	Fund
	87,382 units		4,714,790	7,205,495

*	Invesco Small Company	Mutual Fund
	Growth Fund
	134,603 units		1,361,689	1,496,780

*	Putnam International	Mutual Fund
	Growth Fund
	65,955 units		1,444,390	1,362,639

*	The Liberty Corporation	Unitized Common Stock
	Stock Fund	Fund
	539,829 units		5,577,416	6,408,024

*	Federated Funds Group	Mutual Fund
	Auto Government Trust
	226,471 units		226,471	226,471

*	Participant Loan Account	Earmarked Participant Loans (Various interest rates 5.00% to 10.50%)	—	1,293,155

	Total		$92,908,688	$98,811,812

*	Represents party-in-interest to
	the Plan